Exhibit 99.1

QIWI Announces the Sale of its SOVEST Project

NICOSIA, CYPRUS – June 17, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it has entered into binding transaction agreements to sell its SOVEST consumer lending business to Sovcombank. As a part of the transaction, the Company expects to assign claims held against SOVEST customers (the portfolio of instalment card loans) to Sovcombank with a gross carrying amount of approximately RUB 9 billion and net amount of approximately RUB 7.6 billion and to receive a cash consideration in the range of RUB 6 billion to RUB 6.5 billion for such claims. In addition, QIWI expects to transfer to Sovcombank substantially all assets including respective brands and domains. As a part of the transaction, Sovcombank intends to extend job offers to certain SOVEST employees and reimburse to QIWI a part of the redundancy costs, if any. The final value of the claims to be transferred and consideration received is subject to a valuation event to happen in approximately a month from today, which is also expected to occur on the closing date of the transaction. The transaction documentation includes representations and warranties, covenants, and closing conditions customary for a transaction of this type.

“The sale of the SOVEST business is part of QIWI’s strategic shift into focusing on servicing our core customer niches and developing synergetic products around our payments business. Since the inception of the SOVEST project, we were aiming to develop it through the multi-bank model, which would allow us to scale the project without taking all credit risk or funding the loan portfolio entirely from our balance sheet. However, due to the current environment, as well as other factors, we were not able to set up a scalable, economically efficient multi-bank model. After carefully considering an opportunity to develop SOVEST project further in QIWI, including related investments in the creation of the full scale banking proposition, we concluded that such a strategy would expose us to significant investments and increased credit risks as well as enormous competition from other market players,” said Boris Kim, Chief Executive Officer of QIWI. “We believe that the deal we have reached with Sovcombank is beneficial for all the stakeholders. QIWI will be able to focus on developing the product proposition for its core audience including self-employed, while our customers will continue to benefit from the convenience of the pay-by-installment card program and enjoy all the benefits of Halva card. We believe that with the sale of SOVEST, QIWI is better positioned to focus on our key client streams as well as on building innovative technological payment solutions for our customers and partners.”

“The merger of SOVEST and Halva instalment card projects is beneficial for all parties – customers, partner merchants and the Russian banking sector as a whole. SOVEST customers will get access to Halva’s 200,000 merchants and will be able to enjoy longer instalment periods. Merchant partners of SOVEST will get access to additional 5 million holders of Halva installment cards, merchant partners of Halva will benefit from adding around 1 million clients of SOVEST and the Russian banking sector will benefit from increased competition” said Sergey Khotimskiy, the First deputy CEO of Sovcombank.

We expect that the Total Adjusted Net Loss of the Consumer Financial Services Segment shall not exceed RUB 2 billion for full year 2020, which is in line with the management expectations. In addition, as a result of the sale of business we will incur certain loss on disposal. We expect that the total loss on disposal of the SOVEST project shall not exceed RUB 1.5 billion. Such loss will not affect Group Adjusted Net Profit as it will be adjusted due to the non-recurring nature of this loss.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.8 million virtual wallets, over 127,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 123 billion cash and electronic payments monthly connecting over 39 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

About Sovcombank PJSC

Sovcombank PJSC - universal Russian privately owned bank with assets more than 1,1 trln roubles in accordance with IFRS. The bank employs 16000 employees in 2,000 branches and offices located in 1,043 towns of the Russian Federation. The Bank’s credit ratings on the international scale are: S&P — «BB/B », outlook «stable», Moody’s — «B’a2», «stable», Fitch — «B’B+», «negative».

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected sale of the SOVEST business, the claims to be assigned and consideration to be received in respect of the SOVEST business, the timing of completion of the SOVEST transaction and QIWI’s strategy following the sale of SOVEST. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the impact of the sale of on QIWI’s financial condition and results of operations, the timing of completion of the transaction and the risk that completion may not occur, macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

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